Marubeni CORPORATION

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

Date: 2003/2/20

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed. We would be grateful if you could check on the enclosed and keep it in your file. Thank you.

*Financial Results for FY2003 3rd Quarter
*Summary of Consolidated Financial Results for the 3rd Quarter of FY2003
*News Releases
- -Excelergy Software Platforms
- -WAPRES
- -Geothermal Power Plants in Indonesia
- -SARS-related Insurance
- -Sithe Asia

*Financial Results and "V"PLAN

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

Financial Results for the 3rd Quarter

Operating Results

(Unit: billions of yen)

	1st-3rd Quarter FY2002 Results	3rd Quarter	1st-3rd Quarter FY2003 Results	3rd Quarter	1st-3rd Quarter FY2003 Variance	3rd Quarter Variance	FY2003 Yearly Prospects
Total volume of trading transactions	6,220.1	1,907.7	5,581.6	1,756.2	-638.5	-151.5	8,200.0
Gross trading profit	314.1	99.5	298.7	100.1	-15.4	0.6	420.0
Selling, general and administrative expenses	-252.8	-83.7	-243.4	-82.3	9.4	1.3	-335.0
Provision / reversal of allowance for doubtful accounts	-6.2	0.0	3.0	1.5	9.2	1.6	-8.0
Operating profit	55.1	15.8	58.3	19.3	3.2	3.5	77.0
Interest expense, net of interest income	-16.8	-5.4	-16.6	-5.7	0.3	-0.3	-26.0
Dividends	4.2	0.7	5.1	0.7	0.8	0	5.0
Gain (loss) on investment securities	1.5	1.1	5.2	3.4	3.7	2.3	
Gain (loss) on property and equipment	2.3	1.2	1.0	1.6	-1.3	0.4	-10.0
Other-net	-7.9	-1.3	-12.1	-6.7	-4.2	-5.4	
Income before income taxes and equity in earnings of affiliated companies	38.5	12.0	41.0	12.6	2.5	0.6	46.0
Provision (benefit) for income taxes	-21.3	-6.1	-22.8	-7.2	-1.5	-1.1	-26.0
Equity in earnings of affiliated companies	8.7	2.2	11.4	4.5	2.6	2.3	13.0
Net income	25.9	8.1	29.6	9.9	3.7	1.8	33.0
Core earnings(*1)	74.3	18.7	73.1	23.0	-1.1	4.3	103.0

(*1) Core earnings=Operating profit (excluding restructuring costs) + Dividend income + Equity in earnings (excluding restructuring costs)

Financial Condition

	March 31, 2003	December 31, 2003	Variance
Total assets	4,321.5	4,320.8	-0.7
(Current assets)	(2,202.1)	(2,107.9)	(-94.2)
(Fixed assets and others)	(2,119.4)	(2,212.9)	(+93.5)
Shareholders' equity	260.1	375.9	+115.9
Interest-bearing debt	2,745.0	2,583.2	- 161.7
Net interest-bearing debt	2,264.1	2,142.1	- 122.0
D/E ratio(*2)	8.71 times	5.70 times	-3.01 points

(*2) D/E ratio is calculated based on Net interest-bearing debt.

82-616

1 Prospects for FY2003 (US GAAP Basis)

February 6, 2004
Marubeni Corporation

Outline of Financial Results for the 1st-3rd Quarters of FY2003 (Statements of Operations)

[Change in main indicators]

	1st-3rd Qtrs. FY2002	1st-3rd Qtrs. FY2003	Variance
① Foreign Exchange Rate (YEN/USD)	122.95	115.01	(Yen appreciated by 7.94 yen)
② Short-term Prime Rate (%)	1.375	1.375	
Long-term Prime Rate (%)	1.861	1.559	(0.302% decrease)

[Outline]

① Total volume of trading transactions...5,581.6 billion yen

Total volume of trading transactions decreased by 638.5 billion yen compared to the same period of the previous year. In real terms however, the decrease amounted to 512.2 billion yen, considering the decrease due to liquidation and divestiture of subsidiaries of 126.3 billion yen (The effect from appreciation of the yen was a decrease of approximately 140 billion yen)
By segment, although trading transactions rose by 46.0 billion yen in Transportation & Industrial machinery, and 29.6 billion yen increase in Metals & Mineral resources, and 16.4 billion yen increase in Forest products & General merchandise, trading transactions decreased by 186.8 billion yen in Plant & Ship, 180.1 billion yen in Energy, and 175.8 billion yen in Telecom & Information.

② Gross trading profit...298.7 billion yen

Although gross trading profit declined by 15.4 billion yen compared to the previous year, in real terms, the decrease amounted to 0.3 billion yen, due to the decrease by 15.1 billion yen from liquidation and divestiture of subsidiaries.
By segment, the change was primarily accounted for by an increase of 4.2 billion yen in Utility & Infrastructure, 2.2 billion yen in Overseas corporate subsidiaries & branches, 1.8 billion yen in Transportation & Industrial machinery, and 1.6 billion yen in Agri-marine products, offset by a decrease by 8.7 billion yen in Telecom & Information, 3.8 billion yen in Chemicals, and 3.6 billion yen in Development & Construction.

③ Selling, general and administrative expenses...243.4 billion yen

Selling, general and administrative (SG&A) expenses fell by 9.4 billion yen. The change in real terms, however, was an increase of 5.0 billion yen, reflecting the decrease of 14.4 billion yen as a result of liquidation and divestiture of subsidiaries.

④ Provision for doubtful accounts... 3.0 billion yen (reversal)

Provision for doubtful accounts declined by 9.2 billion yen over the previous year, because the large doubtful accounts experienced in the previous year were not repeated and the company reversed the allowance for doubtful accounts because of decreased recievables.

⑤ Gain (loss) on investment securities...5.2 billion yen

A breakdown of the Gain (loss) on investment securities and the main items are as below:

Gain (loss) on sale of investment securities 13.4 billion yen
(0.6 billion yen down from previous year)
(Listed stocks: 7.8 billion yen, Taiwan IPP stocks: 4.8 billion yen)

Evaluation loss on investment securities -8.2 billion yen
(4.2 billion yen rise from previous year)
(Sithe Energies Inc. stocks: -6.1 billion yen)

Although the gain on sale of listed stocks increased by 4.2 billion yen, the gain (loss) on sale of investment securities deteriorated by 0.6 billion yen compared to the previous year, because the previous year reflected a gain booked on an exchange of stocks at Vectant Inc. (6.6 billion yen).
The valuation losses on investment securities improved by 4.2 billion yen compared to the previous year when the company recognized 12.2 billion yen valuation losses on listed stock.

⑥ Other-net... -12.1 billion yen

The main items were losses from fluctuations of exchange rates of -3.1 billion yen, minority interest of -2.2 billion yen, and liquidation losses of group companies of -2.0 billion yen. Other-net deteriorated by 4.2 billion yen, because the company did not have a gain on early redemption of corporate bonds (5.0 billion yen) in the previous year.

⑦ Equity in earnings of affiliated companies...11.4 billion yen

A breakdown of equity income accounted for by the equity method is as follows:

Uni-Mar Enerji Yatirimlari	2.8 billion yen (Compared to previous year -1.7 billion yen)
Marubeni-Itochu Steel Inc.	2.3 billion yen (Compared to previous year -0.7 billion yen)
Daishowa-Marubeni Int'l	1.6 billion yen (Compared to previous year +1.6 billion yen)
P.T. Chandra Asri	-3.5 billion yen (Compared to previous year -2.9 billion yen)

(Note) The figure for P.T. Chandra Asri includes -2.2 billion losses related to impairment charges to its fixed assets.

Outline of Financial Results for the 3rd Quarter (Balance Sheets)

[Outline]

① Total assets... 4,320.8 billion yen

Although the company increased total assets (191.0 billion yen) from the acquisition of IPP assets such as San Roque Power, total assets decreased by 0.7 billion yen compared to the previous year, as the company proceeded to review low-profit transactions, adjust its businesses and sell its assets.

② Shareholders' equity...375.9 billion yen

Shareholders' equity was negatively affected by deterioration in the foreign currency adjustment account as a result of exchange rate fluctuations (-13.0 billion yen), but increased by 115.9 billion yen compared to the previous year as a result of the issue of preferred stock (75.4 billion yen, net of new stock issuing expense), net income for the period under review (29.6 billion yen), and an increase in unrealized gains on investment securities (28.4 billion yen).

③ Net interest-bearing debt...2,142.1 billion yen

Although debt rose as a result of converting San Roque Power and other companies into subsidiaries following the acquisition of IPP businesses (53.5 billion yen), net interest-bearing debt declined 122.0 billion yen compared to the previous year, because the company issued preferred stock (75.5 billion yen) and reduced accounts receivable and applied the proceeds to repay its debt, and pursued capital efficiency improvements including collection of outstanding loans.

Prospects for Fiscal Year 2003

○ The Company achieved steady operating results for the period under review, however, based on considerations such as uncertainty of stock market and foreign exchange rates, the Company will not change its yearly prospects for FY2003.

○ The company projects its net interest bearing debt under 2.2 trillion yen at the end of FY2003, as it continuously reduce risk assets and replace with the superior assets.

Summary of Consolidated Financial Results

for the 3rd Quarter of FY2003

(October 1, 2003 - December 31, 2003)

＊This document is an English translation of a statement written initially in Japanese.

The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

February 6, 2004

Summary of Consolidated Financial Results for the 3rd Quarter of FY 2003
(US GAAP basis)

Company name : **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter location : Tokyo
Representative : KATSUMATA, Nobuo President and CEO, Director
Enquiries : (Tokyo) Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Name HONDA, Tsutomu TEL : 03-3282-4800

1. Consolidated financial results for the 3rd Quarter of FY 2003 (October 1, 2003 - December 31, 2003) and 1st – 3rd Quarter of FY2003 (April 1, 2003 – December 31, 2003)

(Unit: billions of yen)

	Three months ended Dec 31		Variance	Nine months ended Dec 31		Variance
	FY2003	FY2002		FY2003	FY2002	
Total volume of trading transactions	1,756.2	1,907.7	- 151.5	5,581.6	6,220.1	- 638.5
Gross trading profit	100.1	99.5	0.6	298.7	314.1	- 15.4
Operating profit	19.3	15.8	3.5	58.3	55.1	3.2
Net income	9.9	8.1	1.8	29.6	25.9	3.7

(Unit: billions of yen)

	At the end of		Variance	At the end of	Variance
	Dec. 2003	Mar. 2003		Sep. 2003	
Total assets	4,320.8	4,321.5	- 0.7	4,263.5	57.3
Net interest-bearing debt (less cash and cash equivalents, and time deposits)	2,142.1	2,264.1	- 122.0	2,168.0	- 25.8
Shareholders' equity	375.9	260.1	115.9	304.2	71.8

(Note 1) The results of the 3rd quarter are not audited by independent public accountants.

(Note 2) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.
Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

(Note 3) (End December 2003) Number of subsidiaries: 361 Number of affiliated companies accounted for by equity method: 154
(End March 2003) Number of subsidiaries: 327 Number of affiliated companies accounted for by equity method: 157

2. Outline for the 1st -3rd Quarter of FY2003

Total volume of trading transactions for the 1st -3rd quarter has decreased by 10.3% from the same period of the previous year, to ¥ 5,581.6 billion, due to a decrease in Plant & Ship, Energy and Telecom & Information

Gross trading profit for the period was ¥ 298.7 billion, decreased by 4.9%, due a decrease in Telecom & Information, Chemicals and Development & Construction, an increase in Utility & Infrastructure, Overseas corporate subsidiaries & branches and others notwithstanding.
Operating profit increased to ¥ 58.3 billion by 5.8% from the same period of the previous year, due to a decrease in SG&A expenses.
Net income increased to ¥ 29.6 billion by 14.1% over the previous year.

Total assets was ¥ 4,320.8 billion, down by ¥ 0.7 billion, and net interest-bearing debt dropped by ¥ 122.0 billion or 5.4%, to ¥ 2,142.1 billion from the end of March 2003.
Shareholders' equity increased by ¥ 115.9 billion or 44.6%, to ¥ 375.9 billion, due to issuance of preferred stocks allotted to the third parties, as well as ¥29.6 billion of net income and improvement in appraisal gain and loss of investment securities.

Marubeni Corporation

Consolidated Statements of Operations

(Three Months Ended December 31, 2003 and 2002)

	Millions of yen			
	Three months ended Dec.31			
	2003	2002	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 1,756,204**	¥ 1,907,683	¥ - 151,479	- 7.9 %
Gross trading profit	**¥ 100,125**	¥ 99,499	¥ 626	0.6 %
(ratio)	**(5.70%)**	(5.22%)		
Expenses:				
Selling, general and administrative expenses	**- 82,314**	- 83,658	1,344	- 1.6 %
Provision/ (reversal of allowance) for doubtful accounts	**1,538**	- 35	1,573	-
Total	**- 80,776**	- 83,693	2,917	- 3.5 %
Operating profit	**19,349**	15,806	3,543	22.4 %
Other income (expenses):				
Interest expense, net of interest income	**- 5,713**	- 5,443	- 270	5.0 %
Dividends	**712**	678	34	5.0 %
Gain (loss) on investment securities	**3,373**	1,085	2,288	-
Gain (loss) on property and equipment	**1,561**	1,186	375	-
Other – net	**- 6,653**	- 1,296	- 5,357	-
Total	**- 6,720**	- 3,790	- 2,930	-
Income before income taxes and equity in earnings of affiliated companies	**12,629**	12,016	613	5.1 %
Provision for income taxes	**- 7,221**	- 6,105	- 1,116	18.3 %
Income before equity in earnings of affiliated companies	**5,408**	5,911	- 503	- 8.5 %
Equity in earnings of affiliated companies-net (after income tax effects)	**4,490**	2,227	2,263	101.6 %
Net income	**¥ 9,898**	¥ 8,138	¥ 1,760	21.6 %

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

(Note 3) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.

Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

Marubeni Corporation

Consolidated Statements of Operations

(Nine Months Ended December 31, 2003 and 2002)

	Millions of yen			
	Nine months ended Dec. 31			
	2003	2002	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 5,581,561**	¥ 6,220,086	¥ - 638,525	- 10.3 %
Gross trading profit	**¥ 298,675**	¥ 314,054	¥ - 15,379	- 4.9 %
(ratio)	**(5.35%)**	(5.05%)		
Expenses:				
Selling, general and administrative expenses	**- 243,355**	- 252,781	9,426	- 3.7 %
Provision / (reversal of allowance) for doubtful accounts	**2,988**	- 6,163	9,151	-
Total	**- 240,367**	- 258,944	18,577	- 7.2 %
Operating profit (loss)	**58,308**	55,110	3,198	5.8 %
Other income (expenses):				
Interest expense, net of interest income	**- 16,553**	- 16,832	279	- 1.7 %
Dividends	**5,091**	4,243	848	20.0 %
Gain (loss) on investment securities	**5,190**	1,540	3,650	-
Gain (loss) on property and equipment	**1,031**	2,317	- 1,286	-
Other – net	**- 12,061**	- 7,874	- 4,187	-
Total	**- 17,302**	- 16,606	- 696	-
Income before income taxes and equity in earnings of affiliated companies	**41,006**	38,504	2,502	6.5 %
Provision for income taxes	**- 22,785**	- 21,312	- 1,473	6.9 %
Income before equity in earnings of affiliated companies	**18,221**	17,192	1,029	6.0 %
Equity in earnings of affiliated companies-net (after income tax effects)	**11,380**	8,749	2,631	30.1 %
Net income	**¥ 29,601**	¥ 25,941	¥ 3,660	14.1 %

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

(Note 3) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.

Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	December 2003	March 2003	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	¥ 441,081	¥ 480,842	¥ - 39,761
Investment securities	19,524	13,290	6,234
Notes and accounts receivable - trade:	987,311	1,032,419	- 45,108
Inventories	407,694	397,714	9,980
Other current assets	252,278	277,809	- 25,531
Total current assets	2,107,888	2,202,074	- 94,186
Investments and long-term receivables:			
Investments	1,075,315	1,017,063	58,252
Long-term receivables, less accumulated depreciation	228,198	245,887	- 17,689
Total investments and long-term receivables	1,303,513	1,262,950	40,563
Property and equipment, at cost	488,222	460,331	27,891
Other assets	421,173	396,127	25,046
Total assets	¥ 4,320,796	4,321,482	¥ - 686

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	December 2003	March 2003	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	¥ 929,884	¥ 963,325	¥ - 33,441
Notes and accounts payable-trade	837,105	849,385	- 12,280
Other current liabilities	279,505	293,190	- 13,685
Total current liabilities	2,046,494	2,105,900	- 59,406
Long-term debt, less current portion	1,827,528	1,902,327	- 74,799
Other liabilities	29,769	20,543	9,226
Minority interests in consolidated subsidiaries	41,067	32,661	8,406
Shareholders' equity:			
Common stock	231,789	194,039	37,750
Additional paid-in capital	125,435	87,765	37,670
Retained earnings	89,906	64,786	25,120
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	20,042	- 8,363	28,405
Currency translation adjustments, net of reclassification, others	- 91,121	- 78,078	- 13,043
Accumulated other comprehensive loss - total	-71,079	- 86,441	15,362
Treasury stock	- 113	- 98	- 15
Total shareholders' equity	375,938	260,051	115,887
Total liabilities and shareholders' equity	¥ 4,320,796	¥ 4,321,482	¥ - 686

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.
(Note 3) Comprehensive income for the period is 44,963 million yen.

Segment Information (3rd Quarter)

◆*3rd Quarter of FY2003 (October 1, 2003-December 31, 2003)*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 237,855	¥ 87,403	¥ 191,087	¥ 132,438	¥ 467,410
Gross trading profit	¥ 19,141	¥ 5,689	¥ 11,204	¥ 5,331	¥ 8,440
Segment net income (loss)	¥ 1,895	¥ 269	¥ 1,612	¥ 309	¥ 1,912
Segment assets (as of December 31, 2003)	¥ 416,756	¥ 133,150	¥ 331,380	¥ 160,637	¥ 315,525

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 113,080	¥ 157,782	¥ 47,642	¥ 93,523	¥ 41,285
Gross trading profit	¥ 3,198	¥ 12,513	¥ 5,088	¥ 1,557	¥ 6,509
Segment net income (loss)	¥ 2,234	¥ -648	¥ 2,379	¥ -366	¥ 1,438
Segment assets (as of December 31, 2003)	¥ 167,208	¥ 303,663	¥ 432,723	¥ 350,558	¥ 345,264

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 4,703	¥ 39,640	¥ 35,562	¥ 221,784	¥ - 114,990	¥ 1,756,204
Gross trading profit	¥ 1,238	¥ 4,220	¥ 1,399	¥ 15,949	¥ - 1,351	¥ 100,125
Segment net income (loss)	¥ 437	¥ -2,308	¥ 149	¥ 199	¥ 387	¥ 9,898
Segment assets (as of December 31, 2003)	¥ 161,514	¥ 151,087	¥ 64,529	¥ 443,146	¥ 543,656	¥ 4,320,796

◆*3rd Quarter of FY2002 (October 1, 2002-December 31, 2002)*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 214,876	¥ 99,599	¥ 192,762	¥ 130,214	¥ 561,360
Gross trading profit	¥ 14,696	¥ 6,400	¥ 10,016	¥ 6,504	¥ 9,004
Segment net income (loss)	¥ 2,088	¥ 577	¥ 1,046	¥ -12	¥ 1,613
Segment assets (as of March 31, 2003)	¥ 347,483	¥ 123,868	¥ 299,009	¥ 147,420	¥ 348,338

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 103,555	¥ 120,741	¥ 42,205	¥ 126,791	¥ 35,903
Gross trading profit	¥ 3,581	¥ 13,077	¥ 1,953	¥ 1,961	¥ 7,005
Segment net income (loss)	¥ 1,532	¥ 1,013	¥ 1,573	¥ - 465	¥ -436
Segment assets (as of March 31, 2003)	¥ 157,820	¥ 292,581	¥ 232,197	¥ 392,244	¥ 376,963

	Finance & Logistics	IT business	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 11,012	¥ 92,152	¥ 35,657	¥ 253,084	¥ - 112,228	¥ 1,907,683
Gross trading profit	¥ 1,881	¥ 7,939	¥ 1,179	¥ 14,670	¥ - 367	¥ 99,499
Segment net income (loss)	¥ 318	¥ -2,145	¥ 116	¥ 265	¥ 1,055	¥ 8,138
Segment assets (as of March 31, 2003)	¥ 169,504	¥ 245,103	¥ 60,764	¥ 491,371	¥ 636,817	¥ 4,321,482

◆ *Variance*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 22,979	¥ - 12,196	¥ - 1,675	¥ 2,224	¥ - 93,950
Gross trading profit	¥ 4,445	¥ - 711	¥ 1,188	¥ - 1,173	¥ - 564
Segment net income (loss)	¥ - 193	¥ - 308	¥ 566	¥ 321	¥ 299
Segment assets	¥ 69,273	¥ 9,282	¥ 32,371	¥ 13,217	¥ - 32,813

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 9,525	¥ 37,041	¥ 5,437	¥ - 33,268	¥ 5,382
Gross trading profit	¥ - 383	¥ - 564	¥ 3,135	¥ - 404	¥ - 496
Segment net income (loss)	¥ 702	¥ - 1,661	¥ 806	¥ 99	¥ 1,874
Segment assets	¥ 9,388	¥ 11,082	¥ 200,526	¥ - 41,686	¥ - 31,699

	Finance & Logistics	Telecom & Information / IT business	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ - 6,309	¥ - 52,512	¥ - 95	¥ - 31,300	¥ - 2,762	¥ - 151,479
Gross trading profit	¥ - 643	¥ - 3,719	¥ 220	¥ 1,279	¥ - 984	¥ 626
Segment net income (loss)	¥ 119	¥ - 163	¥ 33	¥ - 66	¥ - 668	¥ 1,760
Segment assets	¥ - 7,990	¥ - 94,016	¥ 3,765	¥ - 48,225	¥ - 93,161	¥ - 686

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) From this fiscal year, ***IT Business*** has been renamed to ***Telecom & Information***, transferring a part of its business to ***Transportation & Industrial Machinery*** and ***Utility & Infrastructure***.
Restatement of the financial information for FY2002 regarding those operating segments according to this reorganization for FY2003, is not practical. Restated amounts of those segments in FY2003 according to the segments in FY2002 are as follows:

	Transportation & Industrial Machinery	Utility & Infrastructure	Telecom & Information
Total volume of trading transactions	136,375	47,642	61,047
Gross trading profit	11,923	5,088	4,810
Segment net income (loss)	862	2,478	- 3,917
Segment assets (as of December 31, 2003)	268,660	401,898	216,915

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.

Segment Information (1st – 3rd Quarter)

◆ 1st – 3rd Quarter of FY2003(April 1, 2003-December 31, 2003)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 619,076	¥ 259,453	¥ 572,679	¥ 411,157	¥ 1,476,317
Gross trading profit	¥ 45,001	¥ 17,606	¥ 30,325	¥ 19,077	¥ 24,024
Segment net income (loss)	¥ 5,465	¥ 1,466	¥ 4,700	¥ 3,379	¥ 6,517
Segment assets (as of December 31, 2003)	¥ 416,756	¥ 133,150	¥ 331,380	¥ 160,637	¥ 315,525

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 356,069	¥ 501,736	¥ 182,098	¥ 377,351	¥ 108,944
Gross trading profit	¥ 9,282	¥ 41,595	¥ 11,519	¥ 6,848	¥ 17,469
Segment net income (loss)	¥ 4,536	¥ 692	¥ 5,547	¥ - 3,411	¥ - 690
Segment assets (as of December 31, 2003)	¥ 167,208	¥ 303,663	¥ 432,723	¥ 350,558	¥ 345,264

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 13,976	¥ 120,885	¥ 110,910	¥ 797,671	¥ - 326,761	¥ 5,581,561
Gross trading profit	¥ 3,716	¥ 14,923	¥ 3,505	¥ 57,090	¥ - 3,305	¥ 298,675
Segment net income (loss)	¥ 1,776	¥ - 6,976	¥ 315	¥ 6,119	¥ 166	¥ 29,601
Segment assets (as of December 31, 2003)	¥ 161,514	¥ 151,087	¥ 64,529	¥ 443,146	¥ 543,656	¥ 4,320,796

◆ 1st – 3rd Quarter of FY2002(April 1, 2002-December 31, 2002)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 693,095	¥ 278,868	¥ 556,310	¥ 416,284	¥ 1,656,382
Gross trading profit	¥ 43,373	¥ 18,242	¥ 30,759	¥ 22,869	¥ 26,210
Segment net income (loss)	¥ 5,749	¥ 1,496	¥ 3,609	¥ 3,463	¥ 6,853
Segment assets (as of March 31, 2003)	¥ 347,483	¥ 123,868	¥ 299,009	¥ 147,420	¥ 348,338

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 326,458	¥ 455,692	¥ 220,065	¥ 564,156	¥ 100,340
Gross trading profit	¥ 10,514	¥ 39,823	¥ 7,291	¥ 7,840	¥ 21,046
Segment net income (loss)	¥ 2,291	¥ 3,804	¥ 5,678	¥ 1,461	¥ - 2,971
Segment assets (as of March 31, 2003)	¥ 157,820	¥ 292,581	¥ 232,197	¥ 392,244	¥ 376,963

	Finance & Logistics	IT business	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 33,602	¥ 296,696	¥ 125,854	¥ 830,665	¥ - 334,381	¥ 6,220,086
Gross trading profit	¥ 5,362	¥ 23,636	¥ 4,848	¥ 54,862	¥ - 2,621	¥ 314,054
Segment net income (loss)	¥ 3,058	¥ - 5,259	¥ 824	¥ 5,964	¥ - 10,079	¥ 25,941
Segment assets (as of March 31, 2003)	¥ 169,504	¥ 245,103	¥ 60,764	¥ 491,371	¥ 636,817	¥ 4,321,482

◆ Variance

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ - 74,019	¥ - 19,415	¥ 16,369	¥ - 5,127	¥ - 180,065
Gross trading profit	¥ 1,628	¥ - 636	¥ - 434	¥ - 3,792	¥ - 2,186
Segment net income (loss)	¥ - 284	¥ - 30	¥ 1,091	¥ - 84	¥ - 336
Segment assets	¥ 69,273	¥ 9,282	¥ 32,371	¥ 13,217	¥ - 32,813

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 29,611	¥ 46,044	¥ - 37,967	¥ - 186,805	¥ 8,604
Gross trading profit	¥ - 1,232	¥ 1,772	¥ 4,228	¥ - 992	¥ - 3,577
Segment net income (loss)	¥ 2,245	¥ - 3,112	¥ - 131	¥ - 4,872	¥ 2,281
Segment assets	¥ 9,388	¥ 11,082	¥ 200,526	¥ - 41,686	¥ - 31,699

	Finance & Logistics	Telecom & Information / IT business	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ - 19,626	¥ - 175,811	¥ - 14,944	¥ - 32,994	¥ 7,620	¥ - 638,525
Gross trading profit	¥ - 1,646	¥ - 8,713	¥ - 1,343	¥ 2,228	¥ - 684	¥ - 15,379
Segment net income (loss)	¥ - 1,282	¥ - 1,717	¥ - 509	¥ 155	¥ 10,245	¥ 3,660
Segment assets	¥ - 7,990	¥ - 94,016	¥ 3,765	¥ - 48,225	¥ - 93,161	¥ - 686

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) From this fiscal year, ***IT Business*** has been renamed to ***Telecom & Information***, transferring a part of its business to ***Transportation & Industrial Machinery*** and ***Utility & Infrastructure***.
Restatement of the financial information for FY2002 regarding those operating segments according to this reorganization for FY2003, is not practical. Restated amounts of those segments in FY2003 according to the segments in FY2002 are as follows:

	Transportation & Industrial Machinery	Utility & Infrastructure	Telecom & Information
Total volume of trading transactions	431,016	182,098	191,605
Gross trading profit	39,462	11,519	17,056
Segment net income (loss)	4,202	5,810	- 10,749
Segment assets (as of December 31, 2003)	268,660	401,898	216,915

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.

Marubeni NEWS

MARUBENI AGREES TO RE-SELL EXCELERGY SOFTWARE PLATFORMS IN JAPANESE ENERGY MARKET

Marubeni to focus on Excelergy Revenue ManagerTM, Excelergy HedgeDirectTM andExcelergy Trader BackOfficeTM

Marubeni Corporation

January 27, 2004

TOKYO and LEXINGTON, Massachusetts (January 27, 2004) - Marubeni Corporation (TSE:8002; President, Nobuo Katsumata) and Excelergy Corporation, a world leader in high performance software platforms for critical business processes in the energy/utility industry and other restructuring value chains, have signed a partnership agreement to jointly and exclusively market and sell Excelergy's platforms in the Japanese energy/utility market. Japan, which is undergoing a gradual restructuring of its deregulating energy/utility market, is also in the process of establishing the nation's first wholesale power exchange.

"We chose Excelergy in part because of its proven success in other global restructuring energy markets, from Singapore and Australia to Italy, The Netherlands, Canada and the US," said Shinichiro YAMAZAKI of General Manager Enterprise Sales Dept, Marubeni Corp. "Their systems automate critical business processes for both central market operators and individual market participants, so this partnership gives us flexibility in what we can offer our clients and prospective clients in the restructuring Japanese energy market."

Excelergy's flexible, scalable software systems automate forecasting, trading, scheduling, billing, settlement and customer/partner acquisition and care for market participants throughout the energy/utility value chain. The Lexington, Massachusetts-based company has a growing total of 68 global systems deployments, including the Italian national power exchange.

"We are honored to partner with such an outstanding and successful firm as Marubeni," said Excelergy president and CEO Bill Mahoney. "We are already working hard to offer and deliver a substantial return on investment from our software platforms to the leading Japanese energy/utility companies."

Marubeni's Utility Infrastructure Division plans to enter into the power exchange market as a power producer and supplier, while Marubeni's Telecom and Information Division plans to offer systems integration services to other market entrants seeking to deploy Excelergy platforms.

Marubeni and Excelergy will focus initially on marketing and selling the following Excelergy platforms in Japan:

1. Excelergy Revenue ManagerTM

Excelergy Revenue ManagerTM is a multi-commodity, multi-currency billing, customer care and revenue management software platform that enhances customer enrollment and retention, enables personalized billing and customer care, and improves revenue management and collections in restructuring

markets around the world.

2. Excelergy Hedge DirectTM
Excelergy HedgeDirectTM is a real-time transaction management platform that provides complete automation in the quoting, execution, confirmation and contract management of structured retail pricing deals for power and gas. Quotes, offers, acceptance, deal capture and reporting are all processed in real-time.

3. Excelergy Trader Back OfficeTM
Excelergy Trader BackOfficeTM is a secure, scalable platform that automates the scheduling, settlement, transaction management and collaborative communications necessary to facilitate trading in global energy markets. Trader BackOffice features an advanced XML architecture that provides a secure Web portal for market interfaces and easy information exchange with central market operators, trading counterparties and other market participants. It earned Power & Gas Marketing Magazine's 2002 "Premium Product Award" in the US.

About Marubeni Corporation
Marubeni is a leading general trading house with approximately 3,900 employees in 75 countries. With consolidated sales totaling $73 billion (USD), Marubeni's operations encompass domestic, import, export and offshore trade and investment activities, ranging from the development of natural resources to retail marketing of finished products. For more information on Marubeni, please visit the company's Web site at www.marubeni.com.

About ExcelergyR Corporation
Excelergy is a world leader in high performance software platforms that increase revenues, improve cash flows and reduce costs in the energy/utility industry and other restructuring value chains. Excelergy's highly flexible, scalable software systems automate forecasting, trading, scheduling, billing, settlement and customer/partner acquisition and care. They are based on an open, object-oriented, Web-centric, native XML technology architecture. Winner of corporate and product excellence awards from organizations including Power & Gas Marketing, Hart's Energy Markets, PennWell and Forbes, Excelergy has its North American headquarters in Lexington, Massachusetts, its European headquarters in London, England and its Asia-Pacific headquarters in Melbourne, Australia. More information is available at www.excelergy.com.

WAPRES Announced as National Winner of the Prime Minister's Award for Excellence in Community Business Partnership

Marubeni Corporation
Nippon Paper Industries Co., Ltd.

December 25, 2003

WA Plantation Resources Pty. Ltd. ("WAPRES," Western Australia, President: Kyo Oshima), a joint venture of MARUBENI CORPORATION (President: Nobuo Katsumata) and Nippon Paper Industries Co., Ltd. (President: Takahiko Miyoshi), was announced as the national winner of the "Prime Minister's Award for Excellence in Community Business Partnership 2003" in the medium business category (with 20 to 199 employees) on December 17, 2003. At the award ceremony, Prime Minister John Howard presented a memorial stand to the woodchip and plantation business company.

Established in 1999 at the proposal of Mr. Howard, this award is designed to honor those enterprises recognized to engage in excellent social contribution activities in collaboration with local communities. It has three categories by business scale: namely small business, medium business and large business. In each category, three national finalists are nominated from the award winning programs at the state and territory level, from which one national winner is announced. The national winners each receive a memorial stand.
After being chosen as Western Australia winner in October, WAPRES was honored as national winner for its many years of activities in the Blackwood Waterwatch Program for the Blackwood River, which runs through the southwestern regions of Western Australia.

In 1991, WAPRES launched the Blackwood Waterwatch Program of volunteer activities aimed at promoting ties between the company and the local community, in response to requests from local residents concerned about the water quality of the Blackwood River. WAPRES dispatches full-time coordinators and from the community 17 groups and 35 schools participate in the scheme. Focusing on learning about the vital roles played by the river and protecting it from pollution and salt damage to maintain the health of the fauna and flora inhabiting the river and the river basin, the program specifically covers such activities as seminars in schools and in the local community and on-site water surveys. WAPRES has been offering a broad array of tangible and intangible support, ranging from the provision of equipment and reagents to advice on inspection methods and data compilation.

Among the basic principles of WAPRES are "protection of the environment" and "work with and support the communities." In 2003, it acquired ISO 14001 certification for its own planted forests. It is now working for the Australian Forestry Standard, which is Australia's unique forestry certification.
WAPRES' business activities are compliant with the basic principles of Marubeni Group's Environmental Policy, namely "responsibility as a good corporate citizen" and "preserving the earth and its resources for future generations," as well as with "corporate activities that are compatible with the environment" in the basic policy of Nippon Paper Industries' Environmental Charter. WAPRES will continue its efforts to improve local society as a

member of the community.

[WA Plantation Resources Pty. Ltd.: Corporate Profile]
Founded : August 2000
Location : Level 5, BCG Centre, 28 The Esplanade, Perth 6000, WA, Australia
Capital : 43,771,000 Australian dollars
Ownership structure : Marubeni 60%, Nippon Paper Industries 40%
Representative : Kyo Oshima
Number of employees : 77
Businesses :
Plantation services and manufacture and sale of woodchips for paper
*The company covers a wide range of operations ranging from seedling cultivation to plantation, woodchipping and export. Its own and managed eucalyptus plantation, with an approximate area of 30,000 hectares, is one of the largest of all forests operated by Australia-based Japanese plantation firms. It exports some 900,000 metric tons of eucalyptus woodchips to Japan per year.

Marubeni NEWS

Conclusion of a Memorandum on the Joint Development and Construction of Geothermal Power Plants in Indonesia in Cooperation with Indonesian and Philippine State-Owned Oil Companies

Marubeni Corporation

December 17, 2003

Conclusion of a Memorandum on the Joint Development and Construction of Geothermal Power Plants in Indonesia in Cooperation with Indonesian and Philippine State-Owned Oil Companies

On December 17, 2003, this Company concluded a three-company memorandum with an Indonesian state-owned oil company (PT PERTAMINA (PERSERO), hereafter referred to as "PERTAMINA") and a Philippine oil and energy development company PNOC-Energy Development Corporation, hereafter referred to as "PNOC-EDC") agreeing to jointly carry out development relating to geothermal power generation and construct geothermal power plants in three locations in Indonesia. The three chosen locations are Lumutbalai (330MW), Ulubelu(110MW) in the south of the Sumatra region and Tompaso(60MW)to the north of the Sulawesi region.

The conclusion of this memorandum is the result of the policies and directions of all three companies being in line with one another. PERTAMINA is hoping to accelerate the process of developing and constructing geothermal power plants in Indonesia, PNOC-EDC is hoping to expand its geothermal business overseas and our Company hopes to strengthen the plant supply and development of geothermal power plants in Indonesia.

Going forward, all three companies will work together on matters such as carrying out feasibility studies, arranging necessary financing and producing specification designs for geothermal wells and power generation facilities.

This Company has achieved a great deal in terms of supply and construction of power generation facilities for Indonesia, including combined cycle power plants in both Tanjung Priok (1,320MW) and Muara Tawar (1,095MW) and coal-fired power plant - boilers numbers 1 to 7 in Suralaya (3,400MW), and has strived to improve the system for the Indonesian power generation market, which is in the process of recovery. We already deal with the entire process from the development of geothermal power generation projects to the operation and maintenance of the power plants themselves in the Philippines. We also own independent power generation entities in two locations in the Philippines and a specialist operation and maintenance company that manages these entities.

Both the Philippines and Indonesia are leading countries in terms of geothermal resources; the Philippines has the second largest geothermal power plant capacity in the world after America, and Indonesia the fourth largest. It is also said that Indonesia has a latent geothermal generation capacity of approximately 20,000MW (2,000MW confirmed, 18,000MW latent) and the Indonesian government have adopted a policy of promoting increased geothermal generation capacity in the future by revising geothermal laws. We

are in the process of looking towards providing support for south-south cooperation in both the Philippines and Indonesia and plan to promote power generation projects that make use of environmentally-friendly natural energy such as geothermal power generation on a worldwide scale. Making the most of our achievements in terms of constructing large-scale power plants in Indonesia and our experience with geothermal power generation projects in the Philippines and also studying an application for Clean Development Mechanism (CDM), we plan to focus our efforts on promoting the development and construction of geothermal power generation projects in Indonesia and other countries in the Pacific rim area in the future.

Marubeni Group Company Takes Out Allianz's Insurance SARS-Related Expenses and Offers Insurance

Marubeni Corporation

December 10, 2003

Marubeni Safenet Co., Ltd. (Marubeni Safenet: head office; Chiyoda-ku, Tokyo, president; Takeshi Yoshihiro), which is one of our subsidiaries engaged in the insurance agency business, has started offering SARS Expense Insurance developed by Allianz Fire & Marine Insurance Japan Ltd. (Allianz: head office; Minato-ku, Tokyo, CEO; Alexander Ankel) across the country.

The insurance offers protection for small to medium-sized businesses where the office area and number of employees do not exceed a certain limit. It is anticipated that it will be difficult for small to medium-sized companies to pay the necessary expenses that may be incurred if an employee becomes infected with SARS. Marubeni Safenet plans to conduct vigorous sales activities for insurance products targeting small and mid-sized companies where we believe there is a strong demand for this product. Marubeni Safenet also plans to acquire more than one thousand clients within the next year.

In fact, one of our group companies concluded the first contract for SARS Expense Insurance on December 8, the day that Allianz launched the insurance product. The employees of the company make frequent business trips to areas that have been designated by WHO as SARS-infected areas, and the company was considering possible measures to address SARS-related risks. It is significant for the company to be able to transfer part of its risk to a party outside the company by taking out the insurance.
We plan to encourage our group companies to offer the insurance to companies whose employees make frequent business trips to areas that have been designated by WHO as SARS-infected areas.

About Marubeni Safenet (http://www.m-inc.co.jp)
Marubeni Safenet is an insurance agency that deals with insurance products from twenty-four non-life insurance companies and twelve insurance companies. The company was established in 1968, and is a wholly-owned subsidiary of Marubeni Corporation.
With a wealth of experience in addressing different kinds of risks, Marubeni Safenet has considerable expertise in risk solutions, providing corporate customers with insurance products such as trade credit insurance that covers the company's bad debt risks.

Name : Marubeni Safenet Co., Ltd. (Marubeni Safenet)
Established : 1968
Head office : Yasuda Green Park, 2-9, Kanda-kinshicho, Chiyoda-ku, Tokyo 101-0054, Japan
Capital : 300 million yen

Sithe Asia Becomes 100% Subsidiary

Marubeni Corporation

November 23, 2003

Marubeni has acquired all outstanding shares of Sithe Asia Holdings, Limited. Sithe Asia is an overseas independent power producer (IPP) mainly in the Philippines, South Korea, China and Pakistan.

Since investing in Sithe Energies, Inc., the primary shareholder of Sithe Asia, in 1996, Marubeni and Sithe Energies have developed jointly the IPP business outside of the U.S. Some of the successful projects are San Rogue Multi-Purpose Dam (power generation capacity 345MW) in the Philippines, Rades Power Plant (471MW) in Tunisia, and the Tapal Power Plant (130MW) in Pakistan.

Marubeni is intensifying the overseas IPP as one of its core business. The increase in power demand related to the recent economic growth of Asian countries revealed further IPP's business opportunities and we were looking for new IPP's assets in those countries. On the other hand, Sithe Energies decided to exit from most of overseas business to concentrate on the Noth American market. We had been in negotiations with Sithe Energies and other shareholders to take over Sithe Asia. With the acquisition of Sithe Asia, our power generating capacity in Asia as the core market will be dramatically expanded. In addition, we believe that the know-how owned by Sith Asia will make a contribution toward further growth in Marubeni's overseas IPP business.

Upon acquiring Sithe Asia, our net power generating capacity climbed from 1,220MW to 2,030MW. This is overwhelmingly the top position among Japanese trading companies.

Name	Sithe Asia Holdings, Limited
Total Stockholder's Equity	US$324,672,000
Address	42/F Cheung Kong Center, No.2 Queen's Road, Central, Hong Kong
Equity Rate	Marubeni 100%
Business Description	Development, construction and operation of power plants in Asia
Establishment	April 9, 1998
Representative	Not determined (Marubeni to designate one person)

Click here to see "the Marubeni Project Portfolio - In Operation.(PDF15KB)

Marubeni CORPORATION

Financial Results
and
"V"PLAN (Medium-Term Management Plan for FY2003-2005)

February, 2004

Marubeni Corporation

(Tokyo Stock Exchange Code: 8002 Japan)

Agenda

Marubeni CORPORATION

1. Consolidated Financial Results for FY2003 (1 - 3Q)

(billions of yen)	FY00	FY01	FY02	FY03 1-3Q	FY03 (Prospects)	(Progress)
Total volume of trading transactions	9,436.9	8,972.2	8,793.3	5,581.6	8,200.0	(68.1%)
Gross trading profit ①	479.8	438.0	424.6	298.7	420.0	(71.1%)
SGA expenses ②	-398.2	-390.8	-343.5	-243.4	-335.0	(72.7%)
Restructuring costs	-2.2	-2.5	-2.1	0.0	0.0	(-)
Provision for doubtful accounts	-37.9	-43.9	-5.7	3.0	-8.0	(-)
Operating profit	**41.5**	**0.8**	**73.4**	**58.3**	**77.0**	**(75.7%)**
Interest expense-net	-29.5	-29.5	-23.5	-16.6	-26.0	(63.8%)
Dividends received ③	7.7	7.5	6.8	5.1	5.0	(102.0%)
Others - net	-13.0	-143.9	-23.5	-5.8	-10.0	(58.0%)
Income (losses) before income taxes and equity in earnings (losses)	6.7	-165.2	33.2	41.0	46.0	(89.1%)
Income (losses) before equity in earnings of affiliated companies	-1.8	-97.5	16.9	18.2	20.0	(91.0%)
Equity in earnings of affiliated companies - net ④	16.9	1.4	13.4	12.7	13.0	(97.7%)
Restucturing costs in equity in earnings	0.0	-20.3	0.0	-1.3	0.0	(-)
Net income/loss	**15.0**	**-116.4**	**30.3**	**29.6**	**33.0**	**(89.7%)**
Core earnings (①+②+③+④)	**106.2**	**56.1**	**101.3**	**73.1**	**103.0**	**(71.0%)**

(billions of yen)	Mar. 2001	Mar. 2002	Mar. 2003	Dec. 2003	Mar. 2004 (Prospects at May 2003)
Total assets	5,320.6	4,805.7	4,321.5	4,320.8	4,200.0
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	2,142.1	2,200.0
Shareholders' equity	342.3	263.9	260.1	375.9	290.0
Net D/E ratio	9.0times	10.3times	8.7times	5.7times	7.6times

2. Consolidated Financial Results for FY03 (3Q)

(billions of yen)	FY02 3Q	FY03 3Q	(Variance)	FY03 (Prospects)
Total volume of trading transactions	1,907.7	1,756.2	(-151.5)	8,200.0
Gross trading profit ①	99.5	100.1	(+0.6)	420.0
SGA expenses ②	-83.7	-82.3	(+1.3)	-335.0
Provision for doubtful accounts	0.0	1.5	(+1.6)	-8.0
Operating profit	**15.8**	**19.3**	**(+3.5)**	**77.0**
Interest expense-net	-5.5	-5.7	(-0.3)	-26.0
Dividends received ③	0.7	0.7	(-)	5.0
Others - net	1.0	-1.7	(-2.7)	-10.0
Income (losses) before income taxes and equity in earnings (losses)	12.0	12.6	(+0.6)	46.0
Income (losses) before equity in earnings of affiliated companies	5.9	5.4	(-0.5)	20.0
Equity in earnings of affiliated companies - net ④	2.2	4.5	(+2.3)	13.0
Net income/loss	**8.1**	**9.9**	**(+1.8)**	**33.0**
Core earnings (①+②+③+④)	**18.7**	**23.0**	**(+4.3)**	**103.0**

(billions of yen)	Dec. 2002	Dec. 2003	(Variance)	Mar. 2004 (Prospects at May 2003)
Total assets	4,345.7	4,320.8	(-24.9)	4,200.0
Interest-bearing debt	2,825.7	2,583.2	(-242.5)	2,550.0
Net interest-bearing debt	2,464.5	2,142.1	(-322.4)	2,200.0
Shareholders' equity	252.6	375.9	(+123.3)	290.0
Net D/E ratio	9.8times	5.7times	(-4.1points)	7.6times

3. Gross Trading Profit and Net Profit by Operating Segment


Marubeni CORPORATION
billions of yen)
□ Gross trading profit
■ Net profit
Left: FY02 1 - 3Q
Middle: FY03 1 - 3Q
Right: FY03 Yearly Prospects (at May 2003)
80
70
60
50
40
30
20
10
0
-10
43.4
45.0
59.5
5.7
5.5
7.0
18.2
17.6
24.5
1.5
1.5
1.5
30.8
30.3
43.5
3.6
4.7
5.5
22.9
19.1
25.5
3.5
3.4
3.0
26.2
24.0
30.5
6.9
6.5
5.5
10.5
9.3
13.5
2.3
4.5
3.0
39.8
41.6
54.5
3.8
0.7
3.0
7.3
11.5
16.0
5.7
5.5
5.0
7.8
6.8
12.0
1.5
-3.4
-5.0
21.0
17.5
28.5
-3.0
-0.7
0.0
5.4
3.7
6.5
3.1
1.8
2.0
23.6
14.9
23.0
-5.3
-7.0
-7.5
59.7
60.6
78.0
6.8
6.4
4.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

4. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)



1- 3Q FY02
1- 3Q FY03
FY03 Yearly Pros. (at May 2003)
25
20
15
10
5
0
-5
-10
-15
12.2 9.8 16.5
3.4 3.3 5.0
9.2 9.4 12.0
6.3 5.3 7.5
13.7 12.2 13.5
4.6 4.7 6.0
6.2 6.0 9.0
3.6 5.2 7.0
1.2 -2.3 -3.5
5.4 2.1 7.0
0.4 0 -0.5
-6.8 -6.7 -6.0
12.0 11.8 13.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

Total Assets (billions of yen)



Mar. 03
Dec. 03
Mar. 04 Prospects (at May 2003)
600
400
200
0
347.5 416.8 384.0
123.9 133.2 138.0
299.0 331.4 327.0
147.4 160.6 149.0
348.3 315.5 357.0
157.8 167.2 177.0
292.6 303.7 298.0
232.2 432.7 295.0
392.2 350.6 364.0
377.0 345.3 351.0
169.5 161.5 135.0
245.1 151.1 143.0
552.1 507.7 510.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

Agenda

Marubeni CORPORATION

1. Management Initiatives

Business Strategy

Marubeni practices sound and strong operation through implementation of a diversified business model strategy. Each of our model is based upon risk-return and cash flow management

Measures

Clarification of Management Strategy by Business Model
- ✓ Commodity Trade
- ✓ Project Solution Service
- ✓ Business Incubation

Portfolio Management
- ✓ Adoption of Portfolio Unit System (Segmented Managerial Units)
- ✓ Strategic Classification of Portfolio Unit (Prioritized allocation of management resources)

Reinforcement of Risk Management

Cash Flow Conscious Management

Strengthening of Corporate Compliance Structure

Customer-oriented

Advanced and Combined Functions

Value Creation

Challenge the Future

Management Tasks

Improvement in Financial Structures
- ✓ Enlargement of Shareholders' Equity
- ✓ Reductions in Net Interest-bearing Debt

Strengthening of Profit Bases

2. Portfolio Management

(1) Clarification of Management Benchmarks

Establish PATRAC (Profit After Tax less Risk Asset Cost) as the most important managerial guideline to pursue optimal risk-return management.

PATRAC

PATRAC = Net Income - Risk Assets x 8%
Benchmark: PATRAC > 0

- During the "V" Plan (FY2003 – FY2005), Risk Asset Cost (Equity cost) is taken to be 8%

Net Income – Required Equity × Equity Cost

(Required Equity × Equity Cost) = **Required Return** = (Risk Assets × Risk Asset Cost)

Net Income – Risk Assets × Risk Asset Cost (=8%)

- ◆ PATRAC judges net contribution (positive or negative) toward Net Income, incorporating the concept of Equity Cost.
- ◆ Calculate PATRAC, assuming that Marubeni's Required Equity equals Risk Assets (set at maximum conceivable loss) and Equity Cost equals Risk Asset Cost (8%).
- ◆ Adopt PATRAC as evaluation criteria for portfolio units and consolidated subsidiaries.
- ◆ Use 10% as benchmark for future Risk Asset Cost (=Equity Cost)

Risk-Return

$$\text{Risk-Return (\%)} = \frac{\text{Net Income}}{\text{Risk Assets}}$$

$$\text{Risk-Return} = \frac{\text{Net Income}}{\text{Net Sales}} \times \frac{\text{Net Sales}}{\text{Total Assets}} \times \frac{\text{Total Assets}}{\text{Risk Assets}}$$

(Net Income / Net Sales) × (Net Sales / Total Assets) = ROA

Risk-Return Improvement Measures:

- Improvement in Profit Margins (→ Net Income / Net Sales)
- Increase in Sales-to-assets Ratio (→ Net Sales / Total Assets)
- Replacement to Superior Assets (→ Total Assets / Risk Assets)

3. Financial Targets

Marubeni CORPORATION

(Billions of yen)	FY2005 Targets
Net Interest-bearing Debt	2,000
Shareholders' Equity	400～500 (Note 1)
Risk Assets	580
Net Income	50
Core Earnings (Note 2)	140
Risk-return (Note 3)	8.6%
Net D/E Ratio	4.0～5.0 times

(Note 1) Including capital enhancement

(Note 2) Core earnings = Operating Profit (excluding Provision for Doubtful Accounts) + Equity in Earnings (loss) + Dividends

(Note 3) $\text{Risk-return} = \dfrac{\text{Net Income}}{\text{Risk Assets}}$

4. Priority Fields and Priority Markets

<Priority Fields>

Adoption of strategy to dedicate managerial resources of capital and human resources to priority fields.

- **Food Distribution**
- **Natural Resource Development**
- **Pulp & Paper**
- **Leading-edge Technology**
- **Electronics-related Materials**
- **Overseas Independent Power Producer**

<Priority Markets>

Asia, especially China

While the domestic market remains key, Marubeni ranks Asia, especially China, as an important area, in terms of production bases and consumer markets. Marubeni will use its expertise to expand proven business models in those markets.

5. Financial Targets by Business Model (Net Profit)

Marubeni CORPORATION

Net Profit

FY2002 (*)
30 billion yen
→
FY2005 (Target)
50 billion yen

(*) Estimated figures as at the announcement of the Plan in Feb. 2003



Billions of yen
60
50
40
30
20
10
0
-10
Project Solution Service
Commodity Trade
Business Incubation
5
32
-7
1
6
43
FY2002
FY2005

6. Financial Targets by Business Model (Net Interest-bearing Debt)

Net Interest-bearing Debt

End FY2002(*)
2,400 billion yen

→

End FY2005(Target)
2,000 billion yen

(*) Estimated figures as at the announcement of "V" Plan in Feb. 2003



Billions of yen
3,000
2,500
2,000
1,500
1,000
500
0
Business Incubation
Project Solution Service
Commodity Trade
110
1,050
1,240
80
700
1,220
End FY2002
End FY2005

New Investments

(Each fiscal year)

> Commodity Trade — 20～30
Food distribution,natural resource development, pulp & paper, electronics-related materials, etc.

> Project Solution Service — 5～10
Overseas IPP etc.

> Business Incubation — 5～10
Leading-edge technology etc.

Execution of new investments of 30 to 50 billion yen in each fiscal year, along with reduction of risk assets and interest-bearing debt

Agenda

1. Commodity Trade Business – Energy Division

Energy Resource Exploration

- LNG (Liquefied Natural Gas)
  - ➢7.5% stakes in Qatar Liquefied Gas Co., Ltd.
    - ✓Annual Sales Quantity:7.7 million MT [6.0 million MT to Japan → 11% share of LNG import of Japan]
    - ✓Long-term sales contract until 2021
    - ✓Annual Output: 9.2 million MT by 2005
- Crude Oil
  - ➢North Sea Oil Field (U.K.): 14,000 boed (barrels oil equivalent per day)
  - ➢Ravva Oil and Gas Field (India) :6,100 boed
  - ➢Fairway Gas Field (Gulf of Mexico, USA) : 6,500 boed
  - ➢Sakhalin Oil and Gas Field (Russia): crude oil production starting from Year 2005

(North Sea, Ravva and Fairway combined: 26,600 boed → 50,000 boed)

Energy Trading & Marketing-Retail

- Naphtha → 5 million MT to Japan annually: 25% share --- No.1 importer to Japanese market
- LPG (Liquefied Petroleum Gas)→ 1 million MT to China annually: 17% share of total LPG import of China
- Petroleum Product Distribution & Retail in Japan → 5 import and distribution terminals & 750 gas stations

Core Competence

➢ Well-balanced portfolio in three core business areas - energy resource exploration & production, trading and marketing-retail.

2. Commodity Trade Business
– Forest Product & General Merchandise Division

For FY2002 Sales Share Among 8 Japanese General Trading Companies
(Source : "Yano Report" dated March 10, 2003)



(Unit : billion yen)
Paper & Cardboard
Total: 584
Pulp
Total: 241
Wood Chip
Total: 198
Mitsubishi
Mitsui
Itochu
Sumitomo
0%
20%
40%
60%
80%
100%

Core Competence

- Overwhelming market presence as the No.1 Japanese Trader in all paper related areas -paper, pulp and woodchip
- Vertically integrated power- afforestation, production of both woodchip and pulp, in addition to finished goods, logistics and marketing

Marubeni CORPORATION

3. Commodity Trade Business – Agri-marine Products Division

Japanese Import Market Share Ranking for FY2002 (Based on Marubeni's Estimate)

	Quantity (thousand ton)	Ranking	Share	Remarks
• Wheat and Barley	680	No. 1	11%	Stable supply from Columbia Grains Int'l, Inc. (USA)
• Corn	2,700	No. 2	15%	Next to Zen-Noh*
• Soybeans for oil	660	No. 3	16%	Long-term relationship with ADM (USA)
• Coffee Beans	50	No. 2	14%	Next to Mitsubishi

*National Federation of Agricultural Co-operative Association

Japanese Market Share for FY2002 (Based on Marubeni's Estimate)

• Assorted Feed 2.4 million ton No. 2 10.0% (after merger with Nissin Feed Inc.) Next to Zen-Noh *

Strategic alliance with capital investments forming "Marubeni Food Group" composed of 35 companies (sales figures for FY2002)

• Wholesale	- Confectionary	Yamaboshiya Co., Ltd.	Sales ¥193 billion No. 1 in Japan
	- Frozen & chilled food	NACX NAKAMURA Corp.	Sales ¥180 billion No.1 in Japan
• Retail	- Super market chain	The Maruetsu	Sales ¥371 billion No. 1 in Tokyo metropolitan area, 280 stores

• Metro Cash & Carry Japan KK, a joint venture with Metro (Germany). Its 1st store in Chiba (Dec.2002), 2nd store in Saitama (Feb. 2003)

Core Competence

➢ Integrated power in Japanese food market; upstream to downstream distribution channel (from supplying raw materials and value-added processing to logistics, marketing and retail sales)

4. Project Solution Service – Utility & Infrastructure Division
Overseas & Domestic Power Business

Marubeni CORPORATION

Overseas IPP (Independent Power Producer)

By Region



America 9%
Europe, Mid-east & Africa 20%
Asia & Pacific 71%

- ✓**Generating capacity 5,195 MW**
- ✓**15 plants in operation and 1 plant under construction as of June 2003**
- ✓**Core area: Asia & Pacific**

Japanese Domestic Power Operations [New Market & New Technology]

- **Power Retailing Operations in 15 trillion yen Japanese market ← full liberalization in 2007**
  - ✓ **Acquisition of Nagano Mibugawa Hydro Station (33 MW) to retail electricity**
  - ✓ **Expansion of the business and supply area based on other electricity and power plants**
- **Wind Power Generation**
  - ✓ **5 plants (3 in operation & 2 under construction): Total 50MW**
- **Fuel Cells**
  - ✓ **Acquisition of sales right from NASDAQ listed FuelCell Energy Inc. (U.S.A.): Target sales 50 MW by 2006**

Core Competence

- ➢ Leading Independent Power Producer in Asia & Pacific region
- ➢ Wide experience and concentration on investments in overseas IPP
- ➢ Prompt response to emerging domestic power markets and new technology

5. Project Solution Service
– EPC* Business of Plant & Ship Division and Utility & Infrastructure Division


Project Owner
Project Planning
Fee
Finance arrange (Investment, loans, guarantees)
Raw material supply
Product sales
Project
Operations and maintenance after completion
Contractor selection
Construction management
Marubeni
Coordination

* EPC: Engineering, Procurement and Construction

Contracts signed (unit: billions of yen, actual other than FY2003)


2,000
1,000
0
Asia & Pacific
Europe, Mid-east & Africa
Americas
Others
650
1,480
890

	FY2001	FY2002	FY2003(Projected)
Plant & Ship Division	410	1,110	580
Utility & Infra. Division	240	370	310

Core Competence

- Long-term relationships with customers, strategic partnerships with first class contractors
- Accumulated know-how and expertise in financial arrangements including project finance / loans from export credit agencies
- Total coordinator for project implementation : raw material supply, logistics, finance and marketing capabilities based on sufficient experience

6. Project Solution Service – Development and Construction Division

In Japan



- Among top ten condominium developers in Japan
  - ✓ 3,000 units sales annually backed by steady increase in the number of households
  - ✓ Established *Famille* brand condominiums; 66,000 units sold since 1963
- The 6th largest condominium management firm in Japan
  - ✓ Overseeing 101,000 units to ensure after-sales quality
- The 3rd largest sports and fitness club operator in Japan (Joint venture with Suntory)
- Broadband Internet Service Provider specialized in condominiums

Marubeni FAMILLE

In China



- One of the first foreign real estate developer in China
  - ✓ Started development and house leasing business for foreigners in Shanghai since 1985 and expanded the business in Dalian and Beijing. Total 500 units leased.
  - ✓ Development condo/house for sales to Chinese in Shanghai since 1998. 1,500 units developed/sold. Another 1,500 units to be developed by 2005.

Core Competence

➢ Value creator and total life service provider with design, construction & management capability backed by reliable market research and analysis

7. Business Incubation

Marubeni CORPORATION



Investment
Universities, Research Institutes, and TLO
Information gathering, business opportunity evaluation and selection
Backbone (Consultants and others)
Investment Fund
Creation of New Businesses (Nurturing Venture Businesses / Co-operation with different types of business)
Promising Venture Companies
Promising Venture Companies
Investment, Support and Incubation
Patent Usage Right / Exclusive Sales Rights
Consulting Fee / Capital Gain / Dividend
Different Business Categories
Marubeni
Network among Business Divisions
Revenues from trading/distribution and returns from business investments

- **Investment & support for promising Japanese ventures and operations in the US in Tissue Engineering field : Lymphotec Inc. (activated lymphocyte), Osteogenesis, Inc. (bone), GBS (central nervous system), BCS,Inc. (skin)**
- **University Technology Fund : private equity fund for biotech ventures derived from novel technologies of US universities (Columbia University, etc.)**

Core Competence

- **Distinguished capability in marketing research and worldwide sales & licensing support, through Marubeni's worldwide network and broad functions**
- **Established track record, ¥32 billion committed in investment, of which ¥20 billion has already been invested in Bio-technology, Nano-technology, other critical New technology and Healthcare**

Agenda

Marubeni CORPORATION

1. Financial Highlights

Marubeni CORPORATION

(billions of yen)	FY00 1st Half	FY00 2nd Half	FY00 Yearly	FY01 1st Half	FY01 2nd Half	FY01 Yearly	FY02 1st Half	FY02 2nd Half	FY02 Yearly	FY03 1st Half	(Change from 1st Half FY02)	FY03 Yearly Pros.
Total volume of trading transactions	4,499.5	4,937.4	9,436.9	4,525.2	4,447.0	8,972.2	4,312.4	4,480.9	8,793.3	3,825.4	(-487.0)	8,200.0
Gross trading profit *	242.1	237.7	479.8	224.4	213.6	438.0	214.6	210.0	424.6	198.6	(-16.0)	420.0
SGA expenses *	-199.2	-199.0	-398.2	-198.9	-191.9	-390.8	-169.1	-174.4	-343.5	-161.0	(+8.1)	-335.0
Adjusted operating profit	**42.9**	**38.7**	**81.6**	**25.5**	**21.7**	**47.2**	**45.4**	**35.7**	**81.1**	**37.5**	**(-7.9)**	**85.0**
Other restructuring costs												
Gross trading profit				-4.0	2.8	-1.2						
SGA expenses		-2.2	-2.2	-1.0	-0.3	-1.3		-2.1	-2.1			
Provision for doubtful accounts	-14.0	-23.9	-37.9	-39.4	-4.6	-43.9	-6.1	0.4	-5.7	1.5	(+7.6)	-8.0
Operating profit	28.9	12.6	41.5	-18.8	19.8	0.8	39.3	34.1	73.4	39.0	(-0.3)	77.0
Interest expense-net	-14.5	-15.0	-29.5	-15.1	-14.4	-29.5	-11.4	-12.1	-23.5	-10.8	(+0.5)	-26.0
Dividends received	3.0	4.7	7.7	4.4	3.1	7.5	3.6	3.2	6.8	4.4	(+0.8)	5.0
Minority interests in earnings of subsidiaries	-0.2	-0.7	-0.9	-1.0	-0.2	-1.2	-1.0	-2.2	-3.2	-1.1	(-0.1)	} -10.0
Others	-8.4	-3.7	-12.1	-128.2	-14.5	-142.7	-4.0	-16.3	-20.3	-3.0	(+1.0)	}
Income/losses before income taxes and equity in earnings/losses	8.8	-2.1	6.7	-158.8	-6.4	-165.2	26.5	6.7	33.2	28.4	(+1.9)	46.0
Income/losses before equity in earnings	-3.6	1.8	-1.8	-98.0	0.5	-97.5	11.3	5.6	16.9	12.8	(+1.5)	20.0
Equity in earnings/losses -net *	9.7	7.2	16.9	-1.0	2.4	1.4	6.5	6.9	13.4	8.2	(+1.7)	13.0
Restructuring costs in equity in earnings/losses				-8.0	-12.3	-20.3				-1.3	(-1.3)	
Net income/loss	**6.1**	**8.9**	15.0	**-107.0**	-9.4	**-116.4**	**17.8**	**12.5**	**30.3**	**19.7**	**(+1.9)**	**33.0**

* excluding restructuring costs

2. Consolidated Financial Results for 1st Half FY03

(billions of yen)	1st Half FY02	1st Half FY03	(Variance)	FY02 Results	FY03 Yearly Pros.	(Variance)
Gross trading profit *	214.6	198.6	(-16.0)	424.6	420.0	(-4.6)
SGA expenses *	-169.1	-161.0	(+8.1)	-343.5	-335.0	(+8.5)
Adjusted operating profit	45.4	37.5	(-7.9)	81.1	85.0	(+3.9)
Dividends received	3.6	4.4	(+0.8)	6.8	5.0	(-1.8)
Equity in earnings *	6.5	8.2	(+1.7)	13.4	13.0	(-0.4)
Core earnings	**55.5**	**50.1**	(-5.4)	**101.3**	**103.0**	(+1.7)
Interest expense-net	-11.4	-10.8	(+0.5)	-23.5	-26.0	(-2.5)
Total	**44.1**	**39.3**	(-4.8)	**77.8**	**77.0**	(-0.8)
Net income	**17.8**	**19.7**	(+1.9)	**30.3**	**33.0**	(+2.7)

*excluding restructuring costs

	Sep. 2002	Sep. 2003	(Variance)	Mar. 2003	Pros. For Mar. 2004	(Variance)
Total assets	4,401.2	4,263.5	(-137.7)	4,321.5	4,200.0	(-121.5)
Net interest-bearing debt	2,512.7	2,168.0	(-344.7)	2,264.1	2,200.0	(-64.1)
Shareholders' equity	257.9	304.2	(+46.3)	260.1	290.0	(+29.9)
Net D/E ratio	9.7 times	7.1 times	(-2.6 points)	8.7 times	7.6 times	(-1.1 points)

3. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Sep. 03	(Change from Mar. 03)	Pros. For Mar. 04
Current assets	2,772.8	2,487.6	2,202.1	2,152.9	(-49.2)	
Investment/Fixed assets	2,547.8	2,318.1	2,119.4	2,110.6	(-8.8)	
Total assets	5,320.6	4,805.7	4,321.5	4,263.5	(-58.0)	4,200.0
Short-term loans (*)	1,311.5	1,247.3	963.3	1,039.4	(+76.2)	
Long-term interest-bearing debt	2,116.9	1,937.6	1,781.6	1,658.5	(-123.2)	
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,697.9	(-47.1)	2,550.0
(*) including current portion of long-term debt						
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	2,168.0	(-96.1)	2,200.0
Shareholders' equity	342.3	263.9	260.1	304.2	(+44.1)	290.0
Net D/E ratio (times)	9.0 times	10.3 times	8.7 times	7.1 times	(-1.6 points)	7.6 times
Equity ratio (%)	6.43%	5.49%	6.00%	7.14%	(+1.14%)	6.90%
Current ratio (%)	101.80%	101.90%	104.60%	101.50%	(-3.1%)	-

4. Gross Trading Profit and SGA Expenses


Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
Gross trading profit *
Adjusted operating profit
SGA expenses *
250
230
210
190
170
150
-250
-230
-210
-190
-170
-150
242.1
237.7
224.4
213.6
214.6
210.0
198.6
-199.2
-199.0
-198.9
-191.9
-169.1
-174.4
-161.0
¥42.9 bn
¥38.7 bn
¥25.5 bn
¥21.7 bn
¥45.4 bn
¥35.7 bn
¥37.5 bn
* excluding restructuring costs
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

Marubeni CORPORATION

5. Core Earnings

(billions of yen)	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half
Adjusted operating profit	42.9	38.7	25.5	21.7	45.4	35.7	37.5
Dividend received	3.0	4.7	4.4	3.1	3.6	3.2	4.4
Equity in earnings (excluding restructuring costs)	9.7	7.2	-1.0	2.4	6.5	6.9	8.2
Core earnings	**55.6**	**50.6**	**28.9**	**27.2**	**55.5**	**45.8**	**50.1**
Interest expense-net	-14.5	-15.0	-15.1	-14.4	-11.4	-12.1	-10.8
Total	**41.1**	**35.6**	**13.8**	**12.8**	**44.1**	**33.7**	**39.3**



Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-60.0
-50.0
-40.0
-30.0
-20.0
-10.0
0.0
Core earnings
Interest expense-net
55.6
50.6
28.9
27.2
55.5
45.8
50.1
41.1
35.6
13.8
12.8
44.1
33.7
39.3
-14.5
-15.0
-15.1
-14.4
-11.4
-12.1
-10.8
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

(Note) ・Core earnings=Adjusted operating profit+Dividends received ± Equity in earnings(excluding restructuring costs)
・Interest expense-net =Interest income−Interest expense

6. Gross Trading Profit and Net Profit by Operating Segment

Marubeni CORPORATION



illions of yen)
□ Gross trading profit
■ Net profit
Left: FY02 1st Half
Middle: FY03 1st Half
Right: FY03 Yearly Prospects (at May 2003)
80
70
60
50
40
30
20
10
0
-10
28.7
3.7
25.9
3.6
59.5
7.0
11.8
0.9
11.9
1.2
24.5
1.5
20.7
2.6
19.1
3.1
43.5
5.5
16.4
3.5
13.7
3.1
25.5
3.0
17.2
5.2
15.6
4.6
30.5
5.5
6.9
0.8
6.1
2.3
13.5
3.0
26.7
2.8
29.1
1.3
54.5
3.0
5.3
4.1
6.4
3.2
16.0
5.0
5.9
1.9
5.3
-3.0
12.0
-5.0
14.0
-2.5
11.0
-2.1
28.5
0.0
3.5
2.7
2.5
1.3
6.5
2.0
15.7
-3.1
10.7
-4.7
23.0
-7.5
43.9
6.4
43.2
6.1
78.0
4.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)



1st Half FY02
1st Half FY03
FY03 Yearly Pros. (at May 2003)
25
20
15
10
5
0
-5
-10
-15
Agri-Marine Products 8.1 5.8 16.5
Textile 2.1 2.5 5.0
Forest Products & General Merchandise 6.6 5.8 12.0
Chemicals 5.3 4.7 7.5
Energy 9.0 8.0 13.5
Metals & Mineral Resources 3.0 2.7 6.0
Transportation & Industrial Machinery 4.6 5.0 9.0
Utility & Infrastructure 3.1 2.7 7.0
Plant & Ship 2.6 -1.5 -3.5
Development & Construction 3.0 0.4 7.0
Finance & Logistics Business -0.1 0.0 -0.5
Telecom & Information -4.3 -4.0 -6.0
Overseas Corporate Subsidiaries & Branches 11.5 10.0 13.0

Total Assets (billions of yen)



Mar. 03
Sep. 03
Mar. 04 Prospects (at May 2003)
600
400
200
0
Agri-Marine Products 347.5 350.3 384.0
Textile 123.9 134.8 138.0
Forest Products & General Merchandise 322.9 327.0
Chemicals 147.4 153.2 149.0
Energy 348.3 357.0
Metals & Mineral Resources 157.8 166.9 177.0
Transportation & Industrial Machinery 292.6 315.6 298.0
Utility & Infrastructure 232.2 274.1 295.0
Plant & Ship 392.2 356.9 364.0
Development & Construction 377.0 363.6 351.0
Finance & Logistics Business 169.5 164.2 135.0
Telecom & Information 245.1 155.4 143.0
Overseas Corporate Subsidiaries & Branches 552.1 544.0 510.0

8. Cash Flows

(billions of yen)	FY01 Yearly	FY02 Yearly	FY03 1st Half	Major factors during 1st Half FY03
Operating activities				
Net income(losses)	-116.4	30.3	19.7	
Adjustments to reconcile net income (losses) to net cash provided by operating activities:				
Depreciation and amortization	71.1	63.7	25.3	
Provision for doubtful accounts	43.9	5.7	-1.5	
Other	71.7	-2.1	5.2	
Sub total	186.7	67.3	29.0	
Changes in assets and liabilities concerening operating activities:	124.4	91.6	14.1	Decrease in working capital due to reduction of accounts receivable, etc.
Other	3.8	5.5	9.5	
Net cash provided by operating activities	198.5	194.8	72.4	
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	66.3	25.3	4.6	
Purchase and sales of property and equipment and property leased to others -net	-57.3	-11.9	-19.3	Asset purchase by a leasing subsidiary of Marubeni America Corporation
Collection of loans receivable -net	55.9	103.8	31.3	Acceleration of collection of loans receivable
Other	9.6	-4.0	-6.0	
Net cash provided by investing activities	74.5	113.2	10.6	
Free cash flows	273.0	308.0	82.9	
Financing activities				
Increase and decrease in interest-bearing debt -net	-152.6	-295.1	-25.2	
Other	2.5	1.1	-4.9	
Net cash used in financing activities	-150.1	-294.0	-30.1	
Effect of exchange rate changes on cash and cash equivalents	13.9	-14.1	1.0	
Net increase(decrease) in cash and cash equivalents	136.8	-0.1	53.8	

(billions of yen)

Decrease in gross interest-bearing debt on the balance sheets	-47.1
Decrease in gross interest-bearing debt in cash flow	-25.2
Difference	22.0
(Breakdown of the difference)	
Decrease due to the exchange rate	-3.0
Decrease in the impact of FASB133	-19.0

9. Shareholders' Equity

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Sep. 03	(Change from Mar. 03)	Pros. for Mar. 04
Shareholders' equity	342.3	263.9	260.1	304.2	(+44.1)	290.0
Net DE ratio	**9.0 times**	**10.3 times**	**8.7 times**	**7.1 times**	**(-1.6 points)**	**7.6 times**



(billions of yen)
400
300
200
100
0
Net D/E Ratio
10.3 times
times
times
1 times
10times
8times
6times
Shareholders' equity
Mar 01
Mar 02
Mar 03
Sep 03

<Breakdown of Shareholders' Equity as of Sep.03>

(billions of yen)		Change from Mar. 2003
Common stock and additional paid in capital	281.8	(-)
Retained earnings	80.0	(+15.2)
Net unrealized losses on investment securities	14.1	(+22.5)
Currency translation adjustments	-67.2	(+5.5)
Minimum pension liability adjustment	-0.6	(-)
Net unrealized losses on derivatives	-3.9	(+0.9)
Treasury stocks	-0.1	(-)
Total shareholders' equity	304.2	(+44.1)

10. Interest Coverage Ratio

(billions of yen)	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half
Adjusted operating profit	25.5	21.7	45.4	35.7	37.5
Interest income	29.2	16.6	14.3	12.3	11.0
Dividends	4.4	3.1	3.6	3.2	4.4
Depreciation and amortization	37.7	33.4	36.7	27.0	25.3
Total EBITDA (a)	**96.8**	**74.8**	**100.0**	**78.2**	**78.2**
Interest expense (b)	-44.3	-31.0	-25.7	-24.4	-21.8
Interest coverage (a)/(b)	**219%**	**241%**	**389%**	**320%**	**359%**


(billions of yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Interest Coverage Ratio(%)
241%
389%
320%
359%
EBITDA
Interest expense
-44.3
-31.0
-25.7
-24.4
-21.8
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

11. Number and Consolidated Profits & Losses of Group Firms


FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
Consolidated profit/loss (billions of yen)
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
Surplus amount
Deficit amount
Net consolidated profit
32.8
-18.7
14.1
33.5
-15.9
17.6
27.7
-66.2
-38.5
23.3
-41.3
-18.0
39.3
-17.4
21.9
26.0
-13.7
12.2
36.8
-21.9
14.9

	FY00 Sep. 00	Mar. 01	FY01 Sep. 01	Mar. 02	FY02 Sep. 02	Mar. 03	FY03 Sep. 03
Number of profit-making firms	441	480	403	391	385	375	361
Number of loss-making firms	195	118	180	124	115	109	123
Total number of consolidated group firms	**636**	**598**	**583**	**515**	**500**	**484**	**484**
Loss-making firm ratio	30.7%	19.7%	30.9%	24.1%	23.0%	22.5%	25.4%

12. Major Profit-making & Loss-making Firms

Marubeni CORPORATION

Consolidated profit / loss (billions of yen)		FY02 1st Half	FY02 2nd Half	FY02 Yearly	FY03 1st Half	FY03 Yearly Pros. (at May 2003)	
<Major Profit-making firms>							
Subsidiaries	M. America (100%)	3.1	-0.7	2.4	2.8	2.8	
	M. LNG International (100%)	0.6	1.7	2.3	1.6	1.3	
	M. Real Estate Co., Ltd. (100%)	0.5	0.1	0.6	0.8	0.4	
	M. Aluminium Australia (100%)	1.0	0.2	1.2	0.8	0.8	
	M. Energy (100%)	0.5	0.9	1.4	0.6	0.9	
Affiliated Companies	Uni-Mar Energi (33.3%)	3.1	2.4	5.5	2.2	2.2	
	Marubeni-Itochu Steel Inc. (50%)	1.9	1.4	3.3	1.7	2.7	
	Daishowa-Marubeni Int'l (50%)	0.4	-0.1	0.3	1.6	0.8	
	San Roque Power (41.35%)	-	-	-	1.1	2.1	
	Thai Cold Rolled Steel Sheet (37.57%)	0.3	0.5	0.8	0.7	0.5	
<Major Loss-making firms>							
Subsidiaries	Vectant Group (100%)	-3.7	-1.6	-5.3	-2.5	-5.6	
	MIECO (100%)	1.1	-0.7	0.4	-2.2	-1.6	
	Meditec Corporation (100%)	-0.5	-2.4	-2.9	-1.6	-1.3	
	Marubeni Chikusan Corp. (99.98%)	0.0	-0.2	-0.2	-1.1	0.3	
	MC Estate Ltd. (100%) (former Marubeni Construction Co.)	-0.7	-0.6	-1.3	-0.9	-3.0	→ Transfer of Construction Division in Sep. 03
Affiliated Companies	MUSI Pulp Project (45%)	-0.8	-0.3	-1.1	-1.4	-3.1	
	Asano Engineering Co. (47.5%)	-0.9	0.5	-0.4	-1.1	-0.9	
	PT Chandra Asri (24.6%)	0.2	-2.2	-2.0	-1.0 *	-2.2	
	Japan Cablenet Ltd. (23%)	-0.3	-0.1	-0.4	-0.2	-0.3	

(*)excluding Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS.

THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.